                                                                       Exhibit 6
                                                                       ---------

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

- - - - - - - - - - - - - - - - - - - - x
                                        :
HARBOR FINANCE PARTNERS,
And ALAN FREBERG,                       :
Derivatively On Behalf Of
CHOCK FULL O' NUTS CORPORATION,         :

                        Plaintiffs,     :        Index No. 99-602013

- against -                             :
                                                 VERIFIED DERIVATIVE
MARVIN I. HAAS, HOWARD M. LEITNER,      :             COMPLAINT
MARVIN J. CULLEN, NORMAN E.                --------------------------------
ALEXANDER, STUART Z. KRINSLY            :
MARK A. ALEXANDER, JERRY COLUMBUS,
HENRY SALZHAUER, R. SCOTT               :
SCHAFLER, and DAVID S. WEIL,
                                        :
                        Defendants,
                                        :
CHOCK FULL O' NUTS CORPORATION,
                                        :
Nominal Defendant.
                                        :

- - - - - - - - - - - - - - - - - - - - x

          Plaintiffs, as and for their complaint, by their attorneys, allege upon personal knowledge as to themselves and their own acts and upon information and belief as to all other matters based upon the investigation conducted by plaintiffs and their attorneys which included, among other things, a review of the filings by Chock Full O' Nuts Corporation ("CFN" or the "Company") with the Securities and Exchange Commission "SEC"), news wire services, press releases issued by the Com-
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                                      -2-


pany, and other publicly published filings and materials, as follows:

                             SUMMARY OF THE ACTION
                             ---------------------

        1. Plaintiff brings this derivative action on behalf of CFN to remedy, among other things, the foreseeable and avoidable harm caused by the individual defendants in connection with permitting or failing to institute a policy that prevents stock trading by CFN directors and employees based non-public insider information. Certain directors of CFN have repeated bought and sold CFN securities during on-going discussions concerning the sale of CFN to the Sara Lee Corporation ("Sara Lee"). The failure to prevent the insider trading has subjected, and is likely to continue to subject, the Company to damages in form of harm from violation of laws and regulations concerning insider trading, a loss in the business and financial communities and wasted corporate assets. Additionally, through the defendants' culpable inaction in permitting such a transaction to occur, the defendants failed to maintain adequate controls and due care in the management and administration of the affairs of CFN. Defendants' supervisory failures permitted the Company to carry out the fraudulent schemes described below.
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                                  THE PARTIES
                                  -----------

        2. Plaintiff Harbor Finance Partners, a Colorado partnership, is presently and has been a shareholder of nominal defendant CFN during the defendants' on-going course of illegal conduct and continuing breaches of fiduciary duties.

        3. Plaintiff Alan Freberg, a New York resident, is presently and has been a shareholder of nominal defendant CFN during the defendants' on-going course of illegal conduct and continuing breaches of fiduciary duties.

        4. CFN is a corporation organized under the laws of the state of New York with its principal place of business at 370 Lexington Avenue, New York, New York 10018. CFN sell coffee through retail establishments and through direct marketing and sales to consumers. There are approximately 10,831,000 shares of CFN stock outstanding which is held by hundreds of shareholders. CFN stock trades on the New York Stock Exchange.

        5. Defendant Marvin I. Haas ("Haas"), at all times material hereto, has been the Chief Executive Officer, President, and a Director of CFN.

        6. Defendant Howard M. Leitner ("Leitner"), at all times material hereto, has been the Chief Financial Officer and a Director of CFN.
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                                      -4-

        7. Defendant Martin J. Cullen ("Cullen"), at all times material hereto, has been a Vice President of the Company, Treasurer, and a Director of CFN.

        8. Defendant Norman E. Alexander, at all times material hereto, has been the Chairman of the CFN Board of Directors.

        9. Defendants Stuart Z. Krinsly ("Krinsly"), Mark A. Alexander, who is the son of Norman Alexander, Jerry Columbus ("Columbus"), Henry Salzhauer ("Salzhauer"), R. Scott Schafler ("Schafler"), and David S. Weil ("Weil"), at all times material hereto, have been directors of CFN.

                           FACTS COMMON TO ALL CLAIMS
                           --------------------------

        10. Over the past two years, Sara Lee has made not less than four specific proposals to acquire all of CFN's outstanding stock. During this time, CFN has conducted on-going negotiations with Sara Lee and invited Sara Lee on a confidential basis, to conduct due diligence to determine what would constitute a fair price. The multiple offers, negotiations, and due diligence were never made known to the investing public until April 22, 1999.

        11. All during this time, certain members of the CFN board, including CFN's Chairman, Norman Alexander, Henry Salz-
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                                      -5-

hauer, and Jerry Columbus, who knew of CFN's activities with Sara Lee bought CFN securities.

        12. Sara Lee first offered to acquire CFN in August 1997. CFN refused outright to enter into negotiations at that time.

        13. Nevertheless, in July 1998, Sara Lee again expressed interest in acquiring CFN for $9.50 per share in cash.

        14. At this time, representatives of the companies met to review the offer and continued to negotiate through multiple meeting held over the next three months.

        15. In October 1998, Sara Lee raised its offer to $10.50 per share in cash. Despite the facts, that definitive offers had been made and extensive negotiation had been conducted, CFN did not disclose the existence of the $10.50 offer because, as stated by Fredric Spar, a CFN spokesman, the talks "had not ripened to the point where they would require disclosure."

        16. Sara Lee continued to express its interest in acquiring CFN and on April 22, 1999, filed a Form 13D with the Securities & Exchange Commission ("SEC") disclosing its offer to purchase CFN for $10.50. The Form 13D reported that negotiation had continued with CFN. As evidence on the on-going
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negotiation, it was reported that CFN's position was that the Company should not be sold for less than $12.50 per share. The Form 13D filing by Sara Lee was the first public disclosure of the lengthy negotiations.

        17. During these non-public discussions, certain directors bought CFN securities. In January 1999, director Salzhauer bought 2,500 shares of CFN. Salzhauer had previously purchased stock on insider information in August 1998 and, when it was finally discovered by CFN, forced to sell those shares.

        18. Director Columbus purchased 3,000 shares of CFN at $5.00 per share for a total value of $15,000. After the public announcement of the Sara Lee offer, these shares have a value of $28,500.

        19. On February 24, 1999, director Norman Alexander, who is also the Chief Executive of Sequa Corporation -- a company that also employs director Krinsly bought 533,100 shares at $5.00 per share for a total value of $2,665,500. After announcement of the Sara Lee offer, these shares have a value of $5,064,450.

        20. On February 25, 1999, director Salzhauer purchased $6,000 shares at $5.28 per share for a total value of
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                                      -7-

$31,680. After announcement of the Sara Lee offer, these shares have a value of $57,000.

        21. These director defendants have been buying and profiting based upon special knowledge that is unknown to the public, namely that Sara Lee has continued to express interest in acquiring the Company.

Duties And Obligations Of The
Company's Officers And Directors
--------------------------------

        22. At all relevant times, CFN's Board of Directors (the "Board") and its senior officers operated as a collective entity through periodic meetings held either in person or telephonically where they discussed matters affecting the Company's businesses and reached collective and consensual decisions regarding actions taken. The members of the Board also received information in the form of written or oral reports relating to the Company's businesses, including internal, periodic (including monthly) financial statements and official data and reports in advance of, at, and subsequent to Board meetings in connection therewith. CFN's corporate business, including offers of acquisition, at the Board level was conducted through, inter alia, formal resolutions passed
                                          ----- ----
by its directors acting collectively, as is reflected in the minutes of Board meetings. Pursuant to other consensual agreements, on the basis of, inter
                                                                    -----
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                                      -8-

alia, recommendations of CFN'S senior executives, and the Board acted
----
collectively to issue the Company's annual and quarterly reports and proxy statements to the SEC and its stockholders, which were presented to and approved by the Board either before their issuance or shortly thereafter. Thus, because the Board and CFN's senior executives acted as a unit, conducted CFN's business pursuant to consensual agreements and formal resolutions and received collectively and/or disseminated the same information about CFN's business at or about the same time, it is appropriate to treat the defendants as a collective group for the purposes of this complaint.

        23. As set forth above, each of the defendants, as a result of their directorships and long standing involvement with CFN and/or the industry, knew or was reckless in not knowing of the importance of their duty to exercise loyalty and due care in the management and administration of the affairs of the Company and its subsidiaries and in the use and preservation of its property and assets. Further, CFN's officers and directors owed a duty to the Company and its shareholders to ensure that CFN and its subsidiaries did not engage in any unsafe or unsound practices, including business combinations that waste corporate assets. As a result, each defendant as principal guardian of the stockholders' interests, had a direct and heightened fiduciary responsibility to assure that the Company
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                                      -9-

had designed, implemented and monitored appropriate internal controls and mechanisms to insure strict and unequivocal adherence in this critical area. Not only did the defendants fail in these most critical of fiduciary responsibilities of loyalty avoidance of corporate waste, but each defendant knew or should have known that insider selling, was not only wrong but engaged in by certain of the CFN board, yet did little, if anything, to rectify this conduct which jeopardizes CFN's continued financial integrity.

        24. Each defendant further owed to the Company and its shareholders the duty to exercise due care and diligence in the management and administration of the affairs of CFN.

        25. To discharge these duties, each defendant was required to exercise reasonable and prudent supervision over the management, policies, practices, controls, and financial affairs of CFN, and to insure that the Company seeks recompense from those responsible for prior and current wrongs done to it. By virtue of this obligation of due care and diligence, defendants were required to, inter alia:
    ----- ----

        a. manage, conduct, supervise, and direct the employees, business, and affairs of CFN in accordance with state and federal laws and regulations, and the
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                                      -10-

    charters, regulations, rules, and by-laws of the Company;

        b. exercise reasonable control and supervision over the officers, employees, and agents of CFN;

        c. ensure the prudence and soundness of the policies and practices undertaken, or proposed to be undertaken, by CFN, including extraordinary transactions;

        d. remain informed as to how CFN was, in fact, operating and, upon receiving notice or information of an imprudent or unsound decision, condition, or practice, to make a reasonable investigation in connection therewith and to take steps to correct that decision, condition, or practice; and

        e. conduct the affairs of the Company in an efficient business-like manner so as to make it possible to provide the highest quality services and maximize the profitability of the Company for the benefit of its shareholders.

        26. The defendants breached their fiduciary duties by, among other things:
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        a. failing to design, implement and monitor appropriate controls and policies with respect to the Company's practices and procedures, including controls and policies to ensure that neither the Company nor its stockholders will suffer damages in any extraordinary transaction, including related-party transactions;

        b. failing to supervise adequately the operations of CFN to avoid corporate waste; and

        c. failing to supervise adequately the employees and managers of CFN to avoid self-dealing and failing to instruct them to act with honesty and integrity in order to preserve and enhance CFN's reputation with the business community.

Derivative Allegations
Regarding Demand Futility
-------------------------

        27. Plaintiffs bring this action as a derivative action on behalf of, and for the benefit of, CFN to remedy the director defendants' wrongdoing alleged herein.

        28. Plaintiffs will fairly and adequately represent the interests of CFN and its shareholders in enforcing and prosecuting the Company's rights.
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                                      -12-

        29. Under the circumstances, demand upon the Board of Directors is futile and thereby excused because more than a majority of the board is conflicted through their participation in the wrongdoing alleged or under the control of those parties engaged in the wrongdoing.

        30. Further, the defendants are in no position to prosecute this action because:

        a. Defendants have known of the potential for trading on insider information and the proclivity of certain directors to trade on the privileged information and have taken no steps to prevent the wrongdoing from repeatedly occurring.

        b. The directors of CFN cannot defend their actions by any alleged "independent" business judgment in seeking to have this action dismissed since it would undoubtedly be to the benefit of CFN and the detriment of the defendants to recover the damages caused by the defendants and to assert these derivative claims.

        c. As a general matter in recent years, insurance policies covering the liability of a corporation's officers and directors purport to exclude legal claims asserted directly by the corporation against such per-
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                                      -13-

    sons. Thus, there was, and is, a substantial disincentive for CFN to bring any action directly against the individual defendants herein; and

        d. Generally, under the terms of such directors and officers' insurance policies, a corporation would be required by the carriers to cooperate in the defense of any claims, such as the present action, which seek to impose liability upon certain officers and directors of CFN, including the individual defendants in this action, for misconduct and mismanagement. Thus, if the policy or policies which CFN maintains contain the foregoing provision, the insurance carriers would argue that CFN and its Board of Directors are thereby contractually disabled from complying with any demand that would cause CFN to institute, and/or prosecute any action against the individual defendants for such misconduct and mismanagement; because to do so could result in the loss to CFN of its insurance coverage. Similarly, CFN would be disabled from pursuing the individual defendants as it would not benefit from any insurance they may have.

        31. Each of the defendants had a direct self-interest in and personally benefitted from the illegal and
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wrongful acts at issue in this action. The personal financial benefits received by the majority of the defendants include, inter alia, payment for service as a
                                           ----- ----
director, payment for attending meetings, salaries for directors, and extensive stock options. The defendants also benefit through the continued power and prestige that their directorships afford.

        32. As alleged herein, the defendants participated in or knowingly acquiesced, individually and collectively, in schemes carried out by the Company's subsidiaries, units, or divisions to engage in billing practices which resulted in illegal overcharges. The defendants will receive benefits at the expense of the shareholders because the wrongful conduct through which they were obtained put CFN at risk.

                          AS AND FOR A FIRST CAUSE OF
                         ACTION FOR BREACH OF FIDUCIARY
                          DUTY AGAINST THE DEFENDANTS
                         -------------------------------

        33. Plaintiffs hereby incorporate by reference all paragraphs set forth above.

        34. Each of the defendants, jointly and severally, is liable for the wrongdoing alleged herein regarding, inter alia, the buying of CFN securities by
                                     ----- ----
defendants upon non-public information and the failure to prevent such actions. Such acts, and/or omissions to act constitute a waste of corpo-
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rate assets, gross mismanagement, gross negligence or recklessness, and, being illegal, are incapable of ratification by the Board.

        35. The defendants, because of their positions of control and authority as executive or operating officers and/or directors of the Company, were able to and did, directly or indirectly control the conduct of its business, employees, and consultants. Therefore, each defendant identified herein is liable as a direct participant in, a conspirator and/or an aider and abettor of the egregious wrongs.

        36. This conduct was carried on at the expense of CFN. Additionally, the defendants have committed one or more acts or omissions which furthered their own personal interest and were not for the benefit of the Company. As a direct and proximate result of defendants' failure to exercise due care in the performance of their duties as alleged herein, CFN has engaged in imprudent and unlawful activities all of which have caused significant losses to CFN.

        37. By reason of defendants' misconduct as set forth above, CFN has suffered damages, in an amount not presently determinable.
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                           AS AND FOR A SECOND CAUSE
                         OF ACTION FOR GROSS NEGLIGENCE
                            AGAINST THE DEFENDANTS
                         ------------------------------

        38. Plaintiffs hereby incorporate by reference all paragraphs set forth above.

        39. Each of the defendants committed one or more acts of gross negligence in the conduct of the Company's business. Defendants, as officers, directors, and managers of CFN, owed CFN duties of care in the performance of their duties. Each defendant breached his duty of care to CFN by acting in a grossly negligent fashion in the performance of such duty.

        40. The Company has been greatly damaged in, among other ways, the following manner:

        a. The Company risks fines and penalties for violation of securities laws concerning trading on insider information. In addition, the Company will face increased scrutiny by all applicable federal agencies.

        b. The Company has been exposed to civil suits alleging securities fraud, exposing the Company to future losses in the millions of dollars due to settlements or judgments in such actions;
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        c. Because of the continued course of illegal conduct by the senior officers and directors of CFN, the Company will likely experience greater difficulty and higher costs in future efforts to raise funds in the securities markets, as well as additional scrutiny by the Securities and Exchange Commission and comparable state regulators; and

        d. The Company was further injured by the waste of valuable corporate assets, loss of goodwill and business opportunities that were proximately caused by the defendants' misconduct.

        41. CFN has been seriously and irreparably damaged by the wrongs alleged herein and entitled to equitable relief in the nature of a mandatory injunction.

        WHEREFORE, plaintiffs demand judgment as follows:

        A. Against each named defendant and in favor of the Company for the amount of damages sustained by the Company as a result of the breaches of fiduciary duty by each defendant;

        B. Against each named defendant and in favor of the Company for damages sustained as a result of their gross negligence;
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        C.  Awarding to plaintiffs equitable relief;

        D. Awarding the costs and disbursements of this action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

        E. Granting such other and further relief as may be deemed just and proper.


Dated: New York, New York
       April 26, 1999

                              WECHSLER HARWOOD HALEBIAN & FEFFER LLP

                              By:   /s/ Matthew M. Houston
                                    --------------------------------
                                    Matthew M. Houston
                                    488 Madison Avenue
                                    New York, New York 10022
                                    (212) 935-7400

                                    Attorneys for Plaintiffs

Of Counsel:

GARWIN, BRONZAFT,
 GERSTEIN & FISHER, LLP
1501 Broadway
New York, NY 10036
(212) 398-0055
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                                  VERIFICATION
                                  ------------

STATE OF NEW YORK )
                  :  ss.:
COUNTY OF NEW YORK)

          I, Matthew M. Houston, being duly sworn, depose and say that I am a member of the law firm of Wechsler Harwood Halebian & Feffer LLP counsel for plaintiffs in this action, I have read the foregoing Derivative Complaint and, to the best of my knowledge, information and belief, the allegations are true. This verification is made by plaintiffs' counsel rather than plaintiffs because plaintiffs do not reside in the county in which plaintiffs' counsel's office is located.


                                     -------------------------
                                         Matthew M. Houston

Sworn to before me this
26th day of April, 1999,


------------------------
     Notary Public